PROFIT FUNDS
                                INVESTMENT TRUST




November 25, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Profit Funds Investment Trust
     Remove N-14AE EDGAR Filing Filed on November 20, 2003, accepted on November 21, 2003 File No. 333-109543

Dear Sir or Madam:

     Please  remove the Profit Funds  Investment  Trust  N-14AE  filing filed on
November  20,  2003,   accepted   November  21,  2003  with   accession   number
0001111830-03-000302.

Very truly yours,


/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary



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8720 Georgia Avenue, Suite 808   o   Silver Spring, MD 20920   o   301-650-0059   o   FAX 301-650-0608
                                       http://www.profitfunds.com
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